UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

As previously disclosed, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into a securities purchase agreement dated October 28, 2025 (the “Purchase Agreement”) with certain accredited investors in a brokered private placement (the “Private Placement”) of (i) 17,370,909 Class A ordinary shares, par value $0.00001 per share (each, a “Class A Ordinary Share”) (and/or prefunded warrants in lieu of Class A Ordinary Shares (the “Pre-funded Warrants”)), and (ii) 17,370,909 Class A Ordinary Share Purchase Warrants to purchase Class A Ordinary Shares (the “Ordinary Warrants”).

The Private Placement closed on November 3, 2025. The Class A Ordinary Shares (and/or Prefunded Warrants) were issued together with the Ordinary Warrants at the closing. The purchase price for each Class A Ordinary Share and accompanying Ordinary Warrant was $1.375. The purchase price for each Pre-funded Warrant and accompanying Ordinary Warrant was US$1.3749, which equals the purchase price of a Class A Ordinary Share and Ordinary Warrant, less the US$0.0001 exercise price of the Pre-funded Warrant.

Each Pre-funded Warrant is immediately exercisable upon issuance to acquire one Class A Ordinary Share for US$0.0001 until fully exercised. Each Ordinary Warrant is immediately exercisable upon issuance to purchase one Class A Ordinary Share for US$1.50 per share and will expire on the fifth anniversary of its issuance. The exercise price of the Pre-funded Warrants and Ordinary Warrants are subject to customary adjustments for stock splits, recapitalizations, reorganizations and similar transactions.

The gross proceeds of the Private Placement were approximately $23,885,000, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the Private Placement for general working capital and other general corporate purposes.

In connection with the Private Placement, the Company also entered into a Placement Agency Agreement, dated October 28, 2025 (the “Placement Agency Agreement”), with Dominari Securities LLC, Revere Securities LLC, and Pacific Century Securities, LLC (collectively, the “Placement Agents”), pursuant to which Dominari Securities LLC, Revere Securities LLC and Pacific Century Securities acted as co-placement agents for the Private Placement. As compensation for their services, the Company paid the Placement Agents a cash fee equal to eight percent (8%) of the aggregate gross proceeds of the Private Placement and issued to the Placement Agents (or their designees) non-callable warrants (the “Placement Agent Warrants”) exercisable for an aggregate of 1,389,673 Class A Ordinary Shares (representing 8% of the number of Class A Ordinary Shares and/or Pre-funded Warrants sold in the Private Placement) at an exercise price of $1.375 per share, subject to customary adjustments for stock splits, recapitalizations, reorganizations and similar transactions. The Placement Agent Warrants were issued on November 3, 2025 at the closing and are immediately exercisable upon issuance and expire on the fifth anniversary date of issuance. In addition, pursuant to the Placement Agent Agreement, the Company has agreed to pay the Placement Agents a cash fee equal to eight percent (8%) of the gross proceeds received by the Company from the cash exercise of the Ordinary Warrants.

On October 28, 2025, the Company also entered into a Registration Rights Agreement with the Purchasers and the Placement Agents, pursuant to which the Company has agreed to file a registration statement on Form F-1 (or other suitable form) with the U.S. Securities and Exchange Commission (the “SEC”) within seven (7) business days following the closing for the resale of the Class A Ordinary Shares and the shares underlying the Pre-Funded Warrants, the Ordinary Warrants, and the Placement Agent Warrants.

On November 3, 2025, in connection with the closing of the Private Placement, each officer and director of the Company and shareholder beneficially owning ten percent (10%) or more of the Company’s outstanding Class A Ordinary Shares entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which they agreed not to sell, transfer or otherwise dispose of any their Class A Ordinary Shares (or any securities convertible into, exercisable for, or exchangeable for Class A Ordinary Shares for a period of one hundred eighty (180) days following the later of the closing date or effective date of the Registration Statement filed pursuant to the Registration Rights Agreement.

The securities issued and sold by the Company in the Private Placement, including the underlying Class A Ordinary Shares, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements of the Securities Act and such state securities laws.

The foregoing summaries of the Ordinary Warrant, Pre-funded Warrant, Placement Agent Warrants, Securities Purchase Agreement, Registration Rights Agreement, Placement Agency Agreement and Lock-Up Agreement do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2, 10.3 and 10.4, respectively to this Current Report on Form 6-K and are incorporated herein by reference.

The Company issued a press release on November 3, 2025 announcing the closing of the Private Placement, and is furnished as Exhibits 99.1.

Exhibits

Exhibit No.	Description
4.1	Form of Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Registrant with the SEC on October 29, 2025)
4.2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by the Registrant with the SEC on October 29, 2025)
4.3*	Form of Placement Agent Warrant
10.1	Securities Purchase Agreement dated October 28, 2025 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Registrant with the SEC on October 29, 2025)
10.2	Registration Rights Agreement dated October 28, 2025 (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by the Registrant with the SEC on October 29, 2025)
10.3	Placement Agency Agreement dated October 28, 2025 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by the Registrant with the SEC on October 29, 2025)
10.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by the Registrant with the SEC on October 29, 2025)
99.1**	Press Release dated November 3, 2025

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: November 3, 2025	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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